SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                             THE UNIMARK GROUP, INC.
                 ---------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                 ---------------------------------------------
                         (Title of Class of Securities)

                                    904789104
                            ------------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 23, 1998
                            ------------------------
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]. Note:Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 16 Pages
                              Exhibit Index: Page 8


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                                                              Page 2 of 16 Pages

                                  SCHEDULE 13D

CUSIP No. 904789104


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (Entities Only)

                  MEXICO STRATEGIC ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [_]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 4,305,500\1\
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   4,305,500\1\
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,305,500\1\

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                    33.28%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

\1\ See Item 6.


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                                                              Page 3 of 16 Pages



          This Statement on Schedule 13D relates to Common Shares, par value $0.01 per share (the "Shares"), of The UniMark Group, Inc. (the "Issuer"). This Statement is being filed by the Reporting Person (as defined below) to report that MSIF (as defined below) has entered into an arrangement with the Issuer to acquire Shares and an option to acquire certain Shares (the "Option"), as a result of which the Reporting Person may be deemed to be the beneficial owner of more than 5% of the outstanding Shares.

Item 1.        Security and Issuer.

               This Statement relates to the Shares. The address of the principal executive office of the Issuer is 124 McMakin Road, Bartonville, Argyle, Texas 76226.

Item 2.        Identity and Background.

               This statement is being filed on behalf of Mexico Strategic Advisors LLC (the "Reporting Person") and relates to Shares and the Option which will be held for the account of M&M Nominee LLC, a Delaware limited liability company ("M&M"). M&M is owned 80% by Mexico Strategic Investment Fund Ltd., a Cayman Islands corporation ("MSIF"), and 20% by Madera LLC, a Delaware limited liability company ("Madera"). M&M's principal business is investment in securities.

               The Reporting Person is a Delaware limited liability company whose principal business is to serve, pursuant to contract, as the principal investment manager to MSIF and Madera. The principal business of each of MSIF and Madera is investment in securities. The address of the principal business and principal office of each of the Reporting Person and M&M is located at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. The address of the principal business and principal office of MSIF is located at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles. The address of the principal business and principal office of Madera is c/o Chase Manhattan Bank, 1211 Avenue of the Americas, 39th Floor, New York, New York 10036. The Reporting Person's contract with MSIF and Madera (the "Advisory Contract") provides that the Reporting Person is responsible for making decisions relating to the acquisition, voting and disposition of securities on behalf of MSIF and Madera, to the extent that the assets of each have been allocated to the Reporting Person pursuant to the Advisory Contract.

               The business of the Reporting Person is managed by a Manager, subject to the direction of a Board of Advisors, which is responsible for the investment decisions made by the Reporting Person with respect to securities held for the accounts of MSIF and Madera. Set forth in Annex A hereto and incorporated by reference in response to this Item 2 and elsewhere in this
Schedule 13D as applicable is current information with respect to the members of the Board of Advisors of the Reporting Person.

               Pursuant to regulations promulgated under Section 13(d) of the Act, the Reporting Person, pursuant to the provisions of the Advisory Contract, may be deemed a beneficial owner of securities, including the Shares, held for the account of M&M (as a result of the contractual authority of the Reporting Person with MSIF and Madera to exercise voting and dispositive power with respect to such securities).

                                                              Page 4 of 16 Pages

               During the past five years, neither the Reporting Person nor, to the best of the Reporting Persons' knowledge, any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               The securities which will be held for the account of M&M may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.        Purpose of Transaction.

               All of the Shares reported herein which will be acquired for the account of M&M will be acquired or disposed of for investment purposes. Neither the Reporting Person nor, to the best of its knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through
(j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person and/or M&M, market conditions or other factors.

Item 5.        Interest in Securities of the Issuer.

               (a) The Reporting Person may be deemed the beneficial owner of the 4,305,500 Shares which will be held for the account of M&M (approximately 33.28% of the total number of Shares outstanding assuming exercise of the Option which will be held for the account of M&M). This number consists of (i) 3,305,500 Shares which will be held for the account of M&M and (ii) 1,000,000 Shares issuable upon exercise by M&M of the Option which will be held for the account of M&M.

               (b) The Reporting Person (by virtue of the Advisory Contract) has the sole power to direct the voting and disposition of the Shares which will be held for the account of M&M.

               (c)  Not applicable.

               (d) (i) M&M and its members have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares and Options, which will be held for the account of M&M in accordance with their membership interests in M&M.

               (e)  Not applicable.



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                                                              Page 5 of 16 Pages


Item 6. Contracts, Arrangements, Understandings in Relationship with Respect to Securities of the Issuer.

               On June 23, 1998, MSIF, on behalf of M&M, entered into a Letter Agreement (the "Letter Agreement") with the Issuer, a copy of which is attached hereto as Exhibit A and incorporated by reference in response to this Item 6. Pursuant to the terms of the Letter Agreement, MSIF will expend $14,998,706 of the working capital of M&M to purchase 3,305,500 Shares at $4.5375 and the Option to purchase 1,000,000 Shares at an exercise price of $4.5375 per Share. The description of the terms of the Letter Agreement below is qualified in its entirety by reference to the specific provisions of the Letter Agreement.

               Pursuant to Section 3 of the Letter Agreement, the Purchaser (as defined therein) will not sell the Option or any of the Shares for one year from the time of acquisition of the Shares, other than to affiliates, each of which shall be bound by the foregoing transfer restriction.

               Pursuant to Section 13 of the Letter Agreement, Mr. Rafael Vaquero Bazan and Mr. Fernando Camacho Casas have agreed not to transfer or pledge any of their Shares of the Issuer until eighteen months following the purchase by the Purchaser (as defined therein) of the Shares.

               Pursuant to Section 14 of the Letter Agreement, the Purchaser shall be entitled to designate a percentage of the Issuer's Board of Directors at least equal to the percentage ownership of the Purchaser and its affiliates of the outstanding common stock of the Issuer.

               From time to time, each of the Reporting Person, MSIF, Madera and/or M&M may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Person, MSIF, Madera and/or M&M may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

               Except as described above,  the Reporting  Person,  MSIF,  Madera
and/or  M&M  do  not  have  any  contracts,   arrangements,   understandings  or
relationships with respect to any securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

     A.   Letter Agreement executed June 23, 1998 between the Issuer and MSIF.




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                                                              Page 6 of 16 Pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 2, 1998

                                        MEXICO STRATEGIC ADVISORS LLC


                                        By:  /S/ FERNANDO CHICO PARDO
                                             ----------------------------------
                                             Fernando Chico Pardo
                                             Manager



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                                                              Page 7 of 16 Pages


                                               ANNEX A

                         Board of Advisors of Mexico Strategic Advisors LLC


Name/Citizenship              Principal Occupation               Business (or Residence) Address
----------------              --------------------               -------------------------------

Mr. Fernando Chico Pardo      Manager of Mexico Strategic        Andres Bello 45, 14o. piso
(Mexico)                      Advisors LLC and Partner of        Colonia Polanco
                              Promecap, S.C.                     11550 Mexico, Distrito Federal

Mr. Jose Ignacio de           Associate of Promecap, S.C.        Andres Bello 45, 14o. piso
   Abeiga Pons                                                   Colonia Polanco
(Mexico)                                                         11550 Mexico, Distrito Federal

Mr. Juan Marco Gutierrez      Associate of Promecap, S.C.        Andres Bello 45, 14o. piso
   Wanless                                                       Colonia Polanco
(Mexico)                                                         11550 Mexico, Distrito Federal

Mr. Gary Gladstein            Managing Director of Soros         888 Seventh Avenue, 33rd Floor,
(United States)               Fund Management LLC                New York, New York 10106

Mr. Richard Katz              Private Investor                   Villa La Sirena, Vico dell'
(England)                                                        Olivetta 12, 18039 Mortola
                                                                 Inferiore, Ventimiglia, Italy
                                                                 (Residence)



                                                              Page 8 of 16 Pages

                                  EXHIBIT INDEX


A.        Letter Agreement executed June 23, 1998 between the Issuer and MSIF.